April 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Attn:  John Hartz, Senior Assistant Chief Accountant

Re:	International Game Technology (Company, IGT, we, our)
Form 10-K for the fiscal year ended October 3, 2009
Form 10-Q for the Fiscal Quarter Ended January 2, 2010
Definitive Proxy Statement on Schedule 14A filed January 19, 2010
File No. 001-10684

Ladies and Gentlemen:

This letter is in response to your letter dated April 2, 2010 setting forth comments of the Staff of the Securities and Exchange Commission on our Form 10-K for the fiscal year ended October 3, 2009 filed on December 2, 2009, our Form 10-Q for the fiscal quarter ended January 2, 2010 filed on February 11, 2010, and our Definitive Proxy Statement on Schedule 14A filed on January 19, 2010 under the Securities Exchange Act of 1934. Our response to each specific comment is set forth below. For convenience, the comment from your letter is stated in italics prior to our response.

Form 10- Q for the Fiscal Quarter Ended January 2, 2010

Note 2 – Summary of Significant Accounting Policies, page 6

Revenue Recognition for Software-enabled Products and Multi-element Arrangements, page 6

1.	Please tell us what consideration you have given to providing the transition disclosures provided in FASB ASC 605-25-65-1(d)(2) for the quarter ended December 31, 2008.

Response:

We respectfully submit that we did consider the qualitative and all suggested quantitative disclosures in FASB ASC 605-25-65-1(d). In our view, the impact of adoption did not have a material impact on our financial results for the quarter, nor was it projected to be significant for the full fiscal year. We did however, supplement our qualitative discussion with the quantitative disclosures in the last paragraph on page 6 of our Form 10-Q for the fiscal quarter ended January 2, 2010, which we believe provided sufficient comparability to allow the user of the financials to understand the impact of adoption.

We will continue to monitor the materiality of adoption in future quarters given that the impact is dependent on the prevalence of future multi-element arrangements and the evolution of new sales strategies. If the amounts become material, we will consider the suggested guidance and revise our disclosures to provide supplemental information in future filings.

International Game Technology

9295 Prototype Drive
Reno, NV  89521-8986
775-448-7777
www.IGT.com

U.S. Securities and Exchange Commission	April 16, 2010	Page 2

Business Combinations and Noncontrolling Interests, page 7

2.	With a view towards future disclosure, please tell us what consideration you have given to the disclosure requirements provide in FASB ASC 810-10-50-1A(c).

Response:

In response to the Staff’s comment, in future filings we plan to expand the disclosure in our Statement of Shareholders’ Equity in our 10-K for the fiscal year ended September 30, 2010. The balance of, as well as income and other comprehensive income attributable to, our NCI has not and is not currently expected to become material. As such, we do not plan to provide the proposed disclosures below in our interim filings. With respect to our annual filing, we plan to add an NCI section to our Statement of Shareholders’ Equity in our 10-K for the fiscal year ended September 30, 2010 presented substantially as follows:

Years Ended September 30,	2010	2009	2008
(In millions)
Noncontrolling Interest
Beginning Balance	$1.6	$2.1	$11.9
Change in ownership	x.x	-	(9.3)
Net income (loss)	x.x	(0.5)	(0.5)
Ending Balance	x.x	$1.6	$2.1

For our quarterly reports, we plan to continue to provide disclosure similar to the fourth paragraph on page 7 of our Form 10-Q for the fiscal quarter ended January 2, 2010, wherein we state that income attributable to our NCI is presented as a component of other income (expense) as it was not significant to our consolidated operating results.

We will continue to monitor the amounts; and, if they become material, we will provide enhanced disclosures in future interim filings.

Definitive Proxy Statement on Schedule 14A filed January 19, 2010

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Fiscal 2009 Compensation - Pay Position Philosophy, page 20

3.
We note your response to comment 10 in our letter dated February 4, 2010. We further note the disclosure in your compensation discussion and analysis setting for the where you target compensation amounts to be paid to your named executive officers relative to the 50th and 75th percentile positions in the market. However, in addition to your present disclosure, please disclose where actual amounts paid to each named executive officers fell relative to those targeted amounts. In addition, to the extent amounts fell significantly above or below those targeted amounts, please discuss the reasons for such variance.

Response:

In response to the Staff’s comments, in future filings we will disclose where the actual total annual compensation amounts paid to each named executive officer fell relative to the targeted total annual amounts and the reasons for significant variances from those targets.  In fiscal 2009, all the named executive officers, except Ms. Hart and Mr. Matthews, actual total annual compensation as a percentage of their target total annual compensation was between approximately 70 and 80 percent due to  lower bonus achievement commensurate with the Company’s financial performance and lower equity awards.  Ms. Hart’s actual total annual compensation as a percentage of her target total annual compensation was greater than 80 percent. However, Ms. Hart did not reach her target total annual compensation due to her serving in the role of President and Chief Executive Officer for only the last six months of the fiscal year.  Mr. Matthews actual total annual compensation as a percentage of his target total annual compensation was significantly below 70 percent.  Mr. Matthews target was set by the Committee at a time that he was expected to serve as President, Chief Executive Officer and Chairman of the Board of Directors for the full fiscal year.  Mr. Matthews served in that role for the first six months of the fiscal year which resulted in a prorated bonus. Mr. Matthews actual total annual compensation as a percentage of his target total annual compensation was also lower due to a lower bonus achievement commensurate with the Company’s financial performance and a lower equity award.

U.S. Securities and Exchange Commission	April 16, 2010	Page 3

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (702) 669-3297 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

/s/ Patrick W. Cavanaugh
Patrick W. Cavanaugh Executive Vice President, Chief Financial Officer, and Treasurer

cc:	Robert Plesnarski, Esq.
J. Jay Herron, Esq.
Loren J. Weber, Esq.
O’Melveny & Myers LLP